UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Theseus Pharmaceuticals, Inc.

(Name of Subject Company)

Theseus Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88369M1018

(CUSIP Number of Class of Securities)

Bradford D. Dahms

President and Chief Financial Officer

Theseus Pharmaceuticals, Inc.

314 Main Street

Cambridge, Massachusetts 02142

(857) 400-9491

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert Puopolo, Esq.

Blake Liggio, Esq.

Marishka DeToy, Esq.

Goodwin Procter LLP

100 Northern Ave

Boston, MA 02210

(617) 570-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Theseus Pharmaceuticals, Inc., a Delaware corporation (“Theseus” or the “Company”), with the U.S. Securities and Exchange Commission on January 10, 2024 (as amended and supplemented on January 30, 2024 and as further amended and supplemented February 7, 2024, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Merger Sub II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Theseus (other than Shares held in the treasury by Theseus, Shares owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time or Shares held by any stockholders of Theseus who are entitled to and who properly exercise appraisal rights under Delaware law, which, in each case, will be canceled without any consideration), for (i) $4.05 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 9, 2024 (as amended and restated on January 30, 2024 and as further amended and supplemented on February 7, 2024, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on January 9, 2024, by Parent and Purchaser (as amended and restated on January 30, 2024 and as further amended and supplemented on February 7, 2024).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately before the final subsection titled “—Forward-Looking Statements,” the following new subsection:

“Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired at 6:00 p.m. Eastern Time on February 13, 2024 and were not further extended. Broadridge Corporate Issuer Solutions, LLC, acting as the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 37,211,244 Shares were validly tendered and not validly withdrawn, representing approximately 83.3% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Theseus stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of Theseus on February 14, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than any Shares (i) held in the treasury of Theseus, (ii) owned, directly or indirectly, by Parent, Purchaser or any subsidiary of Parent, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders who were entitled to and who properly exercised appraisal rights in accordance with the DGCL), was cancelled and converted into the right to receive the Offer Price from Purchaser.

Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on February 14, 2024, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On February 14, 2024, Theseus issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Theseus is filed as Exhibit (a)(5)(3) hereto and is incorporated by reference herein.”

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description
(a)(5)(3)	Press Release issued by Theseus on February 14, 2024.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Theseus Pharmaceuticals, Inc.

By:	/s/ Bradford D. Dahms
Bradford D. Dahms
President and Chief Financial Officer

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